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                           LEHMAN BROTHERS LETTERHEAD

                                                               February 10, 1998

Board of Directors
Illinois Central Corporation
455 N. Cityfront Plaza Drive
Chicago, Illinois 60611-5504

Members of the Board:

     We understand that Illinois Central Corporation ("Illinois Central" or the "Company") proposes to enter into an Agreement and Plan of Merger (the "Agreement") with Canadian National Railway Company ("Canadian National") pursuant to which a subsidiary of Canadian National (the "Acquisition Sub") will commence a tender offer (the "Tender Offer") to acquire up to 75% of the outstanding shares of common stock of Illinois Central ("Illinois Central Common Stock") for $39.00 per share in cash (the "Tender Offer Consideration"). Following consummation of the Tender Offer, the Acquisition Sub will be merged with and into Illinois Central (the "Merger", and together with the Tender Offer, the "Proposed Transaction") and upon the effectiveness of the Merger, each outstanding share of Illinois Central Common Stock (other than shares already owned by the Acquisition Sub) will be converted into the right to receive that number of shares of common stock of Canadian National (the "Stock Consideration") equal to the fraction obtained by dividing $39.00 by the Buyer Average Closing Price as defined in the Agreement; provided that if the Buyer Average Closing Price is less than $43.00 then the Buyer Average Closing Price shall be deemed to be $43.00 and if the Buyer Average Closing Price is greater than $64.50 then the Buyer Average Closing Price shall be deemed to be $64.50. The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement.

     We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company's stockholders of the Tender Offer Consideration and Stock Consideration to be received by such stockholders, taken together, in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address the Company's underlying business decision to proceed with or effect the Proposed Transaction.

     In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction, (2) such publicly available information concerning the Company and Canadian National that we believe to be relevant to our analysis, (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, (4) financial and operating information with respect to the business, operations and prospects of Canadian National furnished to us by Canadian National, (5) a trading history of the Company Common Stock from 1995 to the present and a comparison of that trading history with those of other companies that we deemed relevant, (6) a trading history of Canadian National Common Stock from 1995 to the present and a comparison of that trading history with those of other companies that we deemed relevant, (7) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant, (8) a comparison of the historical financial results and present financial condition of Canadian National with those of other companies that we deemed relevant, and (9) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other recent transactions that we deemed relevant. In addition, we have had discussions with the managements of the Company and Canadian National concerning their respective businesses, operations, assets, financial conditions and prospects and the cost savings and other strategic benefits expected to result from a combination of the businesses of Illinois Central and Canadian National and have undertaken such other studies, analyses and investigations as we deemed appropriate.

     In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of
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such information and have further relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading in any material respect. With respect to the financial projections of the Company, upon advice of the Company we have assumed that such forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and we have relied upon such projections in performing our analysis. However, for purposes of our analysis, we also have applied a sensitivity analysis to certain assumptions which resulted in certain adjustments to the estimates of the future financial performance of the Company. With respect to the financial projections of Canadian National, upon advice of Canadian National and the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Canadian National as to the future financial performance of Canadian National and we have relied upon such projections in rendering our opinion. In arriving at our opinion, we have not conducted physical inspection of the properties and facilities of the Company or Canadian National and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company or Canadian National. In addition, you have not authorized us to solicit, and we have not solicited, any indications of interest from any third party with respect to the purchase to all or a part of the Company's business. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

     Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Tender Offer Consideration and the Stock Consideration to be received by the stockholders of the Company in the Proposed Transaction, taken together, is fair to such stockholders.

     Lehman Brothers will receive a fee upon the delivery of this opinion. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. We also have performed various investment banking services for the Company in the past and have received customary fees for such services. In the ordinary course of our business, we actively trade in the debt and equity securities of the Company and Canadian National for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. Alan Washkowitz, a Managing Director of Lehman Brothers, is a member of the Board of Directors of Illinois Central.

     This opinion is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether to accept the consideration to be offered to such stockholder in connection with the Proposed Transaction.

                                          Very truly yours,

                                          LEHMAN BROTHERS